News Release

www.srtelecom.com

Additional information:
Investors:	Media:
Marc Girard, Senior vice-president and CFO	Anna di Giorgio, Vice-president-Communications
(514) 335-2429, Ext. 4690	(514) 335-2429, Ext. 4605

SR TELECOM REORGANIZES TO STRENGTHEN
COMPETITIVE POSITION IN GLOBAL WIMAX MARKET

-	Generates costs savings of $5.5 million in 2007
-	Establishes focused working groups within the organization
-	Folds legacy product operations

MONTRÉAL (QUÉBEC), CANADA— April 16, 2007— SR Telecom (TSX: SRX), a leading supplier of broadband wireless access solutions through its WiMAX-certified symmetryTM solutions, today announced a plan to reorganize its internal operations to generate approximately $5.5 million in cost savings in 2007 and strengthen the Company’s ability to compete in the global WiMAX market. The reorganization, which includes the wind-up of legacy product operations and centralization of activities, paves the way for accelerated growth while maximizing productivity and return for shareholders.

“SR Telecom is on an improved trajectory, one based on a business strategy that will enable it to increase the speed of manufacturing and R&D efforts while creating a sustainable competitive advantage,” declared Serge Fortin, SR Telecom’s President and CEO. “The reorganization reduces the cost base, sharpens our WiMAX focus and enables us to better allocate our resources on accelerating product development, improving productivity and strengthening customer relationships.”

A simplified business structure and strengthened operational capacity will facilitate SR Telecom’s transformation into a more agile and efficient organization, one that delivers competitive and compelling global WiMAX solutions.

"The spotlight this year will be on implementing our business plan with discipline, focus and excellence in execution,” continued Fortin. “By stabilizing and fortifying the Company’s financial foothold, we gain access to greater financial resources; SR Telecom will be able to conduct business on its own terms, something it has been unable to do for the past three years.”

Agile, optimized and centralized operations
Core to the business plan is a more centralized approach to operations. The reorganization, which will be implemented over the coming weeks and completed by the end of the third quarter, establishes three functional groups within the organization: an innovation centre, a customer centre and a support centre, each with increased accountability to succeed, and an enhanced ability to manage and optimize its own resources, growth strategies and efficiencies. Management of these functions will be centralized in Montréal (Québec) with local or regional resources allocated as needed to meet SR Telecom’s growth objectives.

Coincident with these changes, the Company will be eliminating some 75 positions in offices around the world in the coming weeks. Employees, agents and partners are all being informed of the changes, and will be kept up to date as implementation plans are finalized.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5 CANADA
Telephone (514) 335-2429 Facsimile (514) 334-7783

“My top priority since I assumed my post as CEO was to restore SR Telecom’s viability so that the Company and its employees would have a profitable and bright future to look forward to,” stated Fortin. “Legacy operational issues thwarted most efforts over the last few months. And while our plan addresses these issues and indeed, moves us closer to our goals, one of its unfortunate consequences is that positions will be cut.”

Sharpened focus on core WiMAX solutions
The Company also moved to further concentrate its resources on WiMAX solutions by announcing the intention to sell the legacy SR500 and Airstar product lines by the end of June. SR500 has been deployed by service providers in more than 100 countries around the world, mainly to provide voice and data services to over 1.5 million subscribers in rural and suburban areas; it is also widely used in industrial applications. Airstar was launched in the late nineties and deployed by competitive local exchange carriers in more than 40 countries to deliver broadband digital access services in urban centres. While SR500 and Airstar have had long and successful life cycles, newer technologies have eroded the market for these products in recent years, and they no longer form part of SR Telecom’s core business strategy.

By focusing all efforts on designing, delivering and deploying WiMAX solutions to target markets, SR Telecom will leverage its key strengths and position its WiMAX solutions as the speediest way for customers to realize their business cases.

“Customers today are not looking for network equipment,” stated Fortin, “they are looking for a way to realize their business case in a quicker manner, with revenue generation, efficiency and lower operating expenses as their key objectives; all of which SR Telecom’s suite of WiMAX solutions can provide.”

With a WiMAX “d” solution available since 2006, SR Telecom has pursued development of a pre-mobile WiMAX “e” solution, which will become available later this year.

About SR Telecom
SR Telecom (TSX: SRX) is a recognized global leader in delivering innovative broadband wireless access (BWA) solutions that enable service providers to efficiently deploy quality voice, Internet and next-generation services in urban, suburban and remote areas. A technological pioneer with more than 25 years of experience in wireless networking, SR Telecom is the only BWA vendor with extensive real-world expertise in deploying the advanced features of the WiMAX standard. It actively promotes standards-based BWA networking through its role as a principal member of the WiMAX Forum.

With its primary offices in Montréal, Mexico City and Bangkok, SR Telecom is an agile, customer-focused organization with a proven track record. SR Telecom’s products are currently deployed in more than 120 countries worldwide. For more information, visit www.srtelecom.com.

FORWARD-LOOKING STATEMENTS
Certain information in this news release, in various filings with Canadian and US regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “target” and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company’s expectations as of April 16, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties disclosed in the Company’s 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian and US regulators.

The forward-looking information contained in this news release represents expectations of SR Telecom as of April 16, 2007 and, accordingly, is subject to change. However, SR Telecom expressly disclaims any intention or obligation to revise any forward-looking information, whether as a result of new information, events or otherwise, except as required by applicable law.

SR TELECOM, symmetry, symmetryONE and symmetryMX are trademarks of SR Telecom Inc. All rights reserved 2007. All other trademarks are property of their owners.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5 CANADA
Telephone (514) 335-2429 Facsimile (514) 334-7783